SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                   FILED PURSUANT TO RULES 13d-1(b), (c), AND
                           (d) AND AMENDMENTS THERETO
                             FILED PURSUANT TO RULE
                                    13d-2(b)
                               (Amendment No. 2)*


                           Brinker International, Inc.

                         ------------------------------

                                (Name of Issuer)

                                  Common Stock

                         ------------------------------

                         (Title of Class of Securities)

                                    109641100

                         ------------------------------
                                 (CUSIP Number)

                                DECEMBER 31, 2006

             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

                                (x) Rule 13d-1(b)
                                ( ) Rule 13d-1(c)
                                ( ) Rule 13d-1(d)

----------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                        (Continued on following page(s))

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         TIAA-CREF Investment Management, LLC
         I.R.S. #13-3586142

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) ( )
                                                              (b) ( )


3.       SEC USE ONLY


4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

NUMBER OF SHARES BENEFICIALLY OWNED
BY EACH REPORTING PERSON WITH:

         5.    SOLE VOTING POWER             1,241,264

         6.    SHARED VOTING POWER           0

         7.    SOLE DISPOSITIVE POWER        1,241,264

         8.    SHARED DISPOSITIVE POWER      0

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                   1,241,264

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES (  )


11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                      1.01%

12. TYPE OF REPORTING PERSON

                           IA

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Teachers Advisors, Inc.
         I.R.S. # 13-3760073

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) ( )
                                                              (b) ( )


3.       SEC USE ONLY


4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

NUMBER OF SHARES BENEFICIALLY OWNED
BY EACH REPORTING PERSON WITH:

         5.    SOLE VOTING POWER             29,659

         6.    SHARED VOTING POWER           0

         7.    SOLE DISPOSITIVE POWER        29,659

         8.    SHARED DISPOSITIVE POWER      0

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     29,659

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES ()


11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                     0.02 %

12. TYPE OF REPORTING PERSON

                                       IA

Item 1(a).        NAME OF ISSUER:

                           Brinker International, Inc.

Item 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                           6820 LBJ Freeway
                           Dallas, TX 75240

Items 2(a)-2(c).           NAME, ADDRESS OF PRINCIPAL BUSINESS OFFICE, AND
                           CITIZENSHIP OF PERSONS FILING:

                           TIAA-CREF Investment Management, LLC
                           ("Investment Management")
                           730 Third Avenue
                           New York, NY  10017
                           Citizenship:  Delaware

                           Teachers Advisors, Inc. ("Advisors")
                           730 Third Avenue
                           New York, NY  10017
                           Citizenship:  Delaware


Item 2(d).        TITLE OF CLASS OF SECURITIES:

                           Common Stock

Item 2(e).        CUSIP NUMBER:  109641100

Item 3.           IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b),
                  OR 13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:


INVESTMENT MANAGEMENT

(a)      ( )      Broker or dealer registered under Section 15 of the Exchange
                  Act.

(b)      ( )      Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)      ( )      Insurance Company as defined in Section 3(a)(19) of the
                  Exchange Act.

(d)      ( )      Investment Company registered under Section 8 of the
                  Investment Company Act.

(e)      (x)      An investment adviser in accordance with Rule
                  13d-1(b)(1)(ii)(E).

(f)      ( )      An employee benefit plan or endowment fund in accordance with
                  Rule 13d-1(b)(1)(ii)(F).

(g)      ( )      A parent holding company or control person in accordance with
                  Rule 13d-1(b)(1)(ii)(G).

(h)      ( )      A savings association as defined in Section 3(b) of the
                  Federal Deposit Insurance Act.

(i)      ( )      A church plan that is excluded from the definition of an
                  investment company under Section 3(c)(14) of the Investment
                  Company Act.

(j)      ( )      Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ADVISORS

(a)      ( )      Broker or dealer registered under Section 15 of the Exchange
                  Act.

(b)      ( )      Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)      ( )      Insurance Company as defined in Section 3(a)(19) of the
                  Exchange Act.

(d)      ( )      Investment Company registered under Section 8 of the
                  Investment Company Act.

(e)      (x)      An investment adviser in accordance with Rule
                  13d-1(b)(1)(ii)(E).

(f)      ( )      An employee benefit plan or endowment fund in accordance with
                  Rule 13d-1(b)(1)(ii)(F).

(g)      ( )      A parent holding company or control person in accordance with
                  Rule 13d-1(b)(1)(ii)(G).

(h)      ( )      A savings association as defined in Section 3(b) of the
                  Federal Deposit Insurance Act.

(i)      ( )      A church plan that is excluded from the definition of an
                  investment company under Section 3(c)(14) of the Investment
                  Company Act.

(j)      ( )      Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


If this statement is filed pursuant to Rule 13d-1(c), check this box. ( )

Item 4.           OWNERSHIP

                  (a)  Aggregate  amount  beneficially  owned:   1,270,923
                       (See Exhibit A)

                  (b)  Percent of class: 1.03%

                  (c)  Powers of shares:
                                                 INVESTMENT MANAGEMENT  ADVISORS

                       Sole Voting Power:        1,241,264              29,659

                       Shared Voting Power:      0                      0

                       Sole Dispositive Power:   1,241,264              29,659

                       Shared Dispositive Power: 0                      0

Item 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following (x). See Exhibit A

Item 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  Not Applicable

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not Applicable

Item 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not Applicable

Item 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not Applicable


Item 10.          CERTIFICATION.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                  SIGNATURE.

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                  Date: February 14, 2007

                                                      TIAA-CREF INVESTMENT
                                                      MANAGEMENT, LLC

                                                      By:  /s/ Paul Szeto
                                                         ----------------
                                                      Paul Szeto
                                                      Managing Director

                                                      TEACHERS ADVISORS, INC.

                                                      By: /s/ Paul Szeto
                                                          --------------
                                                      Paul Szeto
                                                      Managing Director

                                    EXHIBIT A


ITEM 5.  OWNERSHIP.

TIAA-CREF Investment Management, LLC ("Investment Management") acts as an investment adviser to the College Retirement Equities Fund ("CREF"), a registered investment company, and may be deemed to be a beneficial owner of 1,241,264 shares of Issuer's common stock owned by CREF. Teachers Advisors, Inc. ("Advisors") is the investment adviser to four registered investment companies, TIAA-CREF Mutual Funds ("Mutual Funds"), TIAA-CREF Institutional Mutual Funds ("Institutional Funds"), TIAA-CREF Life Funds ("Life Funds") and TIAA Separate Account VA-1 ("VA-1"), and may be deemed to be a beneficial owner of 29,659 shares of Issuer's common stock owned by Mutual Funds, Institutional Funds, Life Funds, and VA-1 Funds. Investment Management and Advisors are reporting their combined holdings for the purpose of administrative convenience. These shares were acquired in the ordinary course of business, and not with the purpose or effect of changing or influencing control of the Issuer. Each of Investment Management and Advisors expressly disclaims beneficial ownership of the other's securities holdings and each disclaims that it is a member of a "group" with the other.